SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 July 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







BP p.l.c.

Group Results

Second Quarter and Half Year 2003



                                                        London 29 July 2003



                           FOR IMMEDIATE RELEASE



               RESULT UP 42%; CONTINUING STRONG CASH GENERATION

---------------------------------------------------------------------------



 Second   First  Second

Quarter Quarter Quarter                                       First Half

   2002    2003    2003   $ million                      2003    2002     %

=======================                                ====================

                          Replacement cost profit

  1,311   3,128   2,454     before exceptional items    5,582   2,235

    351     (27)     32   Special items(a)                  5     471

    537     628     629   Acquisition amortization(b)   1,257   1,075

-----------------------                                --------------------

                          Pro forma result adjusted

  2,199   3,729   3,115     for special items           6,844   3,781    81

=======================                                ====================

   6.77   10.44    8.67   - per ordinary share (pence)  19.11   11.71    63

   9.80   16.70   14.06   - per ordinary share (cents)  30.76   16.86    82

   0.58    1.00    0.85   - per ADS (dollars)            1.85    1.00

=======================                                ====================



o    BP's second quarter pro forma result, adjusted for special items, was

     $3,115 million, compared with $2,199 million a year ago, an increase of

     42%. For the half year, the result was $6,844 million compared with

     $3,781 million, up 81%. Replacement cost profit, before exceptional items, for the second quarter and half year was $2,454 million and

     $5,582 million respectively, compared with $1,311 million and $2,235 million a year ago.



o    The second quarter trading environment was more favourable than a year ago.



o    Improved operating performance generated additional income for the quarter and half year. Non-cash costs were higher in both periods.



o    Net cash inflow for the quarter and the first half was $2,377 million and $5,605 million respectively, compared with an inflow of $1,891 million and an outflow of $532 million a year ago. Net cash flow from operating activities for the quarter and half year was $7,346 million and $13,307 million respectively compared with $5,133 million and

     $8,769 million a year ago.



o    The pro forma ratio of net debt to net debt plus equity was 22% at the end of the quarter.



o    Return on average capital employed for the quarter, on a pro forma basis adjusted for special items, was 17%, compared with 13% a year ago.



o    The TNK-BP deal was signed in June. Subject to various consents, it is expected to complete later this summer.



o    The quarterly dividend increased from 6.25 cents to 6.50 cents per share ($0.39 per ADS). This compares with 6.00 cents a year ago. For the half year the dividend showed an increase of 8.5%. In sterling terms, the quarterly dividend is 4.039 pence per share compared with

     3.875 pence a year ago; for the half year the increase was 0.8%. The company repurchased for cancellation 144 million of its own shares during the quarter, at a cost of $1 billion. During the first half,

     299 million shares have been repurchased and cancelled at a cost of

     $2 billion.




BP Group Chief Executive, Lord Browne, said:


     "This is another strong quarterly result. Strategy and performance delivery are on track. Cash flow was robust, which has provided the opportunity for a good shareholder return through dividends and share buybacks."


The pro forma result, adjusted for special items, has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better both BP's current performance, in the context of past performance, and its performance against that of its competitors.



(a)  The special items refer to non-recurring charges and credits. The special items for the second quarter are restructuring costs in

     Exploration and Production, Veba integration costs in Refining and

     Marketing, and a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.






                          Summary Quarterly Results



Exploration and Production's second quarter result was up 24% on a year ago, reflecting higher average realizations.



In Gas, Power and Renewables, the result reflects the absence of a contribution from Ruhrgas following the sale of our interest last year, mostly offset by improved performance.



The Refining and Marketing result increased significantly compared with a year ago due to higher worldwide refining margins and improved retail margins, particularly in the USA and Europe, with some offset from utility costs.



The Petrochemicals result reflected higher margins from lower feedstock costs, with flat demand conditions prevailing.



Interest expense for the quarter was $191 million compared with $220 million for the prior quarter, primarily reflecting lower average debt levels.



The pro forma effective tax rate on replacement cost profit, before exceptional items, and adjusted for special items, was 34% compared with 36% a year ago.



Capital expenditure, excluding acquisitions, was $3.2 billion for the quarter. Total capital expenditure and acquisitions was $3.3 billion. Disposal proceeds were $1.7 billion.



Net cash inflow was $2,377 million compared with $1,891 million a year ago; higher cash flow from operating activities was partly offset by higher tax payments and lower disposal proceeds.



Net debt at the end of the quarter was $16.2 billion. The pro forma ratio of net debt to net debt plus equity was 22%.



---------



The commentaries above and following are based on the pro forma replacement cost operating results, before exceptional items, adjusted for special items.



To reflect BP's increased focus on chemical products derived from oil and gas, the Chemicals segment has been renamed Petrochemicals.


                  Reconciliation of Reported Results to

              Pro Forma Results Adjusted for Special Items



 Pro Forma Result                                            Pro Forma Result

 adjusted for  ----- 2Q 2003 ---------------                   adjusted for

 special items                                                 special items

 -------------------

    2Q     1Q     2Q Special   Acq. Reported                      First Half

  2002   2003   2003  Items* Amort+ Earnings $ million           2003    2002

 ===========================================                   ==============

                                             Exploration and

 2,889  4,888  3,589      12   424     3,153   Production       8,477   5,289

                                             Gas, Power

   114    194    103       -     -       103   and Renewables     297     225

                                             Refining and

   685    854  1,135      41   205       889   Marketing        1,989     972

   246    139    308      (5)    -       313 Petrochemicals       447     354

                                             Other businesses

  (128)  (165)  (134)      -     -      (134)  and corporate     (299)   (253)

 -------------------------------------------                   --------------

                                             RC operating

 3,806  5,910  5,001      48   629     4,324   profit          10,911   6,587

 -------------------------------------------                   --------------

  (314)  (220)  (191)      -     -      (191)Interest expense    (411)   (647)

(1,243)(1,935)(1,635)    (16)    -    (1,619)Taxation          (3,570) (2,100)

   (50)   (26)   (60)      -     -       (60)MSI                  (86)    (59)

 -------------------------------------------                   --------------

                                             RC profit before

 2,199  3,729  3,115      32   629     2,454 exceptional items  6,844   3,781

 -------------------------------------------                   --------------

                                         280 Exceptional items before tax

                                        (149)Taxation on exceptional items

                                       -----

                                       2,585 RC profit after exceptional items

                                        (951)Stock holding losses

                                       -----

                                       1,634 HC profit

                                       =====



* The special items refer to non-recurring charges and credits. The special items for the second quarter are restructuring costs in Exploration and

  Production, Veba integration costs in Refining and Marketing, and a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals.



+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.


                            Operating Results



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                      ==============


                         Replacement cost

  3,250   5,125   4,324  operating profit ($m)                9,449   5,308

-----------------------                                      --------------

                         Replacement cost profit

  1,311   3,128   2,454  before exceptional items ($m)        5,582   2,235

-----------------------                                      --------------

                         Profit after exceptional items ($m)

  1,527   3,468   2,585  Replacement cost                     6,053   2,381

  2,058   4,267   1,634  Historical cost                      5,901   3,354

-----------------------                                      --------------

                         Per ordinary share (cents)

                         Pro forma result

   9.80   16.70   14.06    adjusted for special items         30.76   16.86

                         RC profit before

   5.85   14.01   11.08    exceptional items                  25.09    9.97

   9.18   19.11    7.41  HC profit after exceptional items    26.52   14.96



                         Per ADS (cents)

                         Pro forma result

  58.80  100.20   84.36    adjusted for special items        184.56  101.16

                         RC profit before

  35.10   84.06   66.48    exceptional items                 150.54   59.82

  55.08  114.66   44.46  HC profit after exceptional items   159.12   89.76

-----------------------                                      --------------




                        Exploration and Production



   2Q    1Q    2Q                                               First Half

 2002  2003  2003   $ million                                  2003    2002

=================                                            ==============



2,458 4,326 3,153   Replacement cost operating profit         7,479   4,386

   90   139    12   Special items                               151     217

  341   423   424   Acquisition amortization                    847     686

-----------------                                            --------------

                    Pro forma operating result

2,889 4,888 3,589   adjusted for special items                8,477   5,289

=================                                            ==============



                    Results include:

  222   112   101   Exploration expense                         213     346

                    Of which:

  147    50    43   Exploration expenditure written off          93     206

-----------------                                            --------------



                    Production (Net of Royalties)

1,808 1,830 1,712   Crude oil (mb/d)                          1,771   1,781

  244   233   199   Natural gas liquids (mb/d)                  216     239

2,052 2,063 1,911   Total liquids (mb/d)(a)                   1,987   2,020

8,667 9,017 8,439   Natural gas (mmcf/d)                      8,727   8,706

3,546 3,618 3,366   Total hydrocarbons(b)                     3,492   3,521

=================                                            ==============



                    Average realizations

24.27 31.07 25.73   Crude oil ($/bbl)                         28.50   22.07

12.40 19.82 17.49   Natural gas liquids ($/bbl)               18.76   11.77

22.81 29.82 24.90   Total liquids ($/bbl)                     27.47   20.81

 2.45  3.87  3.39   Natural gas ($/mcf)                        3.64    2.36

19.01 26.39 22.43   Total hydrocarbons                        24.49   17.63

=================                                            ==============



                    Average oil marker prices

                    ($/bbl)

25.07 31.47 26.03   Brent                                     28.77   23.12

26.30 34.00 29.02   West Texas Intermediate                   31.53   23.94

25.04 33.16 27.04   Alaska North Slope US West Coast          30.13   22.42

=================                                            ==============



3.38  6.53   5.40   Henry Hub gas price(c) ($/mmBtu)           5.96    2.87



                    UK Gas - National

12.10 21.28 17.44   Balancing Point (p/therm)                 19.35   15.63

=================                                            ==============



(a) Crude oil and natural gas liquids.

(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet

    = 1 million barrels.

(c) Henry Hub First of the Month Index.






                        Exploration and Production





The pro forma result for the second quarter, adjusted for special items, was $3,589 million, up 24% from the second quarter of 2002. Special charges were $12 million in respect of our ongoing restructuring activities in the UK. The acquisition amortization charge included accelerated amortization of $108 million as a result of the impairment of the Kepadong field in Indonesia.



The result for the quarter reflected higher realizations, with liquids up $2.09/ bbl and natural gas up $0.94/mcf on a year ago. North American basin differentials to the Henry Hub marker price narrowed over the quarter following the opening of pipeline expansion routes. The result includes a credit of $106 million, reflecting a reduction in the provision for Unrealized Profit in Stock
(UPIS), which removes the upstream margin from downstream inventories, following a decrease in the Alaska North Slope oil price. This compares with a charge of $83 million in the equivalent quarter last year.



The half year result also reflected the impact of higher realizations, with liquids up $6.66/bbl and gas up $1.28/mcf.



During the quarter we had two exploration successes in Angola: Saturno in Block 31 and Clochas in Block 15; along with Saqqara in the Gulf of Suez in Egypt.



Atlantic LNG Train 3 started up ahead of schedule in April and the government of Trinidad and Tobago approved the Atlantic Train 4 project in June. Construction of the Baku-Tbilisi-Ceyhan pipeline began in May. Progress in Angola continued with the approval of the Dalia development by Sonangol in April.



Second quarter production was down 5% (2% after adjusting for divestments). The decrease, which follows an increase of over 3% in the first quarter, reflects the pattern of planned quarterly maintenance, the impact of higher prices on production sharing contract volumes and lower NGL production owing to strong US gas prices. For the half year, production was down 1% (up 1% after adjusting for divestments). Declines in existing profit centres were as expected and more than offset by growth from new profit centres, particularly Trinidad and Deepwater Gulf of Mexico.



We have continued our programme to improve returns and enhance value by high-grading our portfolio. We have completed the divestment of several US onshore and Gulf of Mexico shelf properties and agreed the sale of the Liuhua and QHD fields in China to the China National Offshore Oil Corporation. On 19 May, the sale of our interest in the Gyda field in Norway to Talisman was announced. We also announced an agreement in principle to sell 50% of the In Amenas gas condensate project and 49% of our interest in In Salah gas in Algeria to Statoil.



Progress continues in the establishment of our new joint venture TNK-BP with the signing of the agreement with the Alfa Group and Access-Renova on 26 June. The completion of the deal is subject to various consents.






                          Gas, Power and Renewables





    2Q      1Q      2Q                                           First Half

  2002    2003    2003   $ million                              2003    2002

======================                                        ==============

   114     194     103   Replacement cost operating profit       297     225

     -       -       -   Special items                             -       -

     -       -       -   Acquisition amortization                  -       -

----------------------                                        --------------

                         Pro forma operating result

   114     194     103   adjusted for special items              297     225

======================                                        ==============

                         Gas sales volumes (mmcf/d)

 2,349   3,215   2,581   UK                                    2,896   2,483

   390     473     421   Rest of Europe                          447     402

 8,451  11,734  10,441   USA                                  11,084   8,591

 8,618  11,553  10,839   Rest of World                        11,194   8,952

-----------------------                                       --------------

19,808  26,975  24,282   Total gas sales volumes              25,621  20,428

=======================                                       ==============

                         NGL sales volumes (mb/d)

     -       -       -   UK                                        -       -

     -       -       -   Rest of Europe                            -       -

   189     126     136   USA                                     131     171

   196     232     124   Rest of World                           178     214

-----------------------                                       --------------

   385     358     260   Total NGL sales volumes                 309     385

=======================                                       ==============






                          Gas, Power and Renewables





The pro forma result for the second quarter and half year was $103 million and $297 million, respectively, compared with $114 million and $225 million a year ago. The reduction in the second quarter result is due to the absence of a $40 million contribution from Ruhrgas following the sale of our interest last year, mostly offset by improved performance. The half year result increased due to improved performance which more than offset the loss of the $96 million Ruhrgas contribution.



The second quarter and half year results reflected an increase in gas sales volumes and strong performance from the global LNG business. Second quarter gas sales volumes were up 23%, and equity LNG sales up 58%. During the quarter, the first cargo of LNG was sold from the newly commissioned Train 3 of Atlantic LNG's facility in Trinidad and Tobago. On 1 July, BP took delivery of the LNG ship, the British Merchant, which is the third and final ship to be delivered under the initial phase of the global LNG strategy. Also during the quarter, BP and Oman LNG signed a memorandum of understanding for the supply of up to 4 million tonnes of LNG over a six-year period to strengthen BP's gas marketing position in Spain.



Higher gas prices relative to liquids prices in North America in the second quarter have led to lower production and sales volumes in the natural gas liquids business and a lower result compared with a year ago. The half year result was flat.






                         Refining and Marketing





     2Q      1Q      2Q                                         First Half

   2002    2003    2003  $ million                             2003    2002

=======================                                       =============

    603     631     889  Replacement cost operating profit    1,520     671

   (114)     18      41  Special items                           59     (88)

    196     205     205  Acquisition amortization               410     389

-----------------------                                       -------------

                         Pro forma operating result

    685     854   1,135  adjusted for special items           1,989     972

=======================                                       =============

                         Refinery throughputs (mb/d)

    376     377     416  UK                                     397     384

    924     954     991  Rest of Europe                         973     879

  1,464   1,302   1,465  USA                                  1,384   1,429

    339     391     393  Rest of World                          392     357

-----------------------                                       -------------

  3,103   3,024   3,265  Total throughput                     3,146   3,049

=======================                                       =============

   95.8    94.2    96.7  Refining availability(a)(%)           95.4    95.8

=======================                                       =============

                         Oil sales volumes (mb/d)

                         Refined products

    230     279     279  UK                                     279     243

  1,444   1,318   1,358  Rest of Europe                       1,338   1,360

  1,941   1,751   1,822  USA                                  1,787   1,888

    522     645     607  Rest of World                          626     561

-----------------------                                      --------------

  4,137   3,993   4,066  Total marketing sales                4,030   4,052

  2,342   2,811   2,957  Trading/supply sales                 2,884   2,439

-----------------------                                      --------------

  6,479   6,804   7,023  Total refined product sales          6,914   6,491

  4,915   4,529   5,679  Crude oil                            5,104   4,862

-----------------------                                      --------------

 11,394  11,333  12,702  Total oil sales                     12,018  11,353

=======================                                      ==============

                         Global Indicator Refining Margin(b)

                         ($/bbl)

   0.59    3.70    2.15  NWE                                   2.92    0.34

   2.62    6.14    3.59  USGC                                  4.86    2.33

   3.76    4.14    4.73  Midwest                               4.44    2.91

   4.46    6.77    6.34  USWC                                  6.55    4.95

   0.18    2.98    0.66  Singapore                             1.81    0.20

   2.06    4.52    3.27  BP Average                            3.89    1.85

=======================                                      ==============





(a) Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.



(b) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of

    BP's particular refinery configurations and crude and product slate.






                         Refining and Marketing





The pro forma result for the second quarter, adjusted for special items, was $1,135 million, compared with $685 million for the same period last year. The special charge of $41 million for the quarter relates to ongoing Veba integration costs. The half year result is up $1,017 million compared with the first half of last year.



The results for the quarter and half year reflect improved worldwide refining margins and higher marketing margins, particularly retail margins in the USA and Europe, with some offset from higher utility costs. Improved operating performance also contributed to the results in the marketing businesses.



Refining throughputs increased by 5%, compared with a year ago, with availability at 96.7%. Marketing volumes were 2% lower than a year ago.



An additional 760 sites were reimaged, bringing the total number of sites with the BP Helios to some 12,000 worldwide.






                              Petrochemicals





     2Q      1Q      2Q                                         First Half

   2002    2003    2003   $ million                            2003    2002

=======================                                       =============

    203     139     313   Replacement cost operating profit     452     279

     43       -      (5)  Special items                          (5)     75

      -       -       -   Acquisition amortization                -       -

-----------------------                                       -------------

                          Pro forma operating result

    246     139     308   adjusted for special items            447     354

=======================                                       =============

    109      96     120(b)Chemicals Indicator Margin(a)($/te)   108(b)   95

=======================                                       =============

                          Petrochemicals production (kte)

    837     869     714   UK                                  1,583   1,666

  2,595   2,763   2,681   Rest of Europe                      5,444   5,178

  2,695   2,536   2,503   USA                                 5,039   5,184

    762     812     872   Rest of World                       1,684   1,472

-----------------------                                      --------------

  6,889   6,980   6,770   Total production                   13,750  13,500

=======================                                      ==============



(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses,

    then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-

    olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-

    olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.



(b) Provisional. The data for the second quarter is based on two months'

    actuals and one month of provisional data.






                                Petrochemicals





Petrochemicals' pro forma result for the second quarter, after adjusting for special items, was $308 million, up from $139 million in the first quarter, due primarily to lower feedstock costs and improved margins in several businesses. This was the highest quarterly result for the segment since the second quarter of 2000. Production of 6,770 thousand tonnes in the second quarter was 3% below the first quarter. Although demand in Europe showed continuing weakness, overall sales remained flat.



The first half result was 26% above that of a year ago, reflecting improved margins, cost management and improved reliability of operations. First half production was 250 thousand tonnes higher than a year ago due to core business sales growth from Asian PTA and acetic acid plant start-ups and an additional month of production from Veba.



During the quarter we completed the divestment of our interest in Petrokimia Nusantara Interindo, PT (PT Peni), our polyethylene joint venture in Indonesia.



The special item for the quarter is a reduction in the provision for costs associated with the closure of polypropylene capacity in the USA.






                        Other Businesses and Corporate





   2Q    1Q    2Q                                               First Half

 2002  2003  2003   $ million                                  2003    2002

=================                                             =============

 (128) (165) (134)  Replacement cost operating loss            (299)   (253)

    -     -     -   Special items                                 -       -

    -     -     -   Acquisition amortization                      -       -

-----------------                                             -------------

                    Pro forma operating result

 (128) (165) (134)  adjusted for special items                 (299)   (253)

=================                                             =============



Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. In July, BP announced that it has agreed to sell its 50 per cent interest in the Indonesian coal mining company PT Kaltim Prima Coal to PT Bumi Resources, subject to the receipt of certain shareholder and other approvals.



                              Exceptional Items



   2Q    1Q    2Q                                               First Half

 2002  2003  2003   $ million                                  2003    2002

=================                                             =============

                    Profit (loss) on sale of fixed assets and

  376   394   280     businesses or termination of operations   674     267

 (160)  (54) (149)  Taxation charge                            (203)   (121)

-----------------                                             -------------

  216   340   131   Exceptional items after taxation            471     146

=================                                             =============



Exceptional items for the second quarter include a gain on the sale of our interest in the North Sea Forties oil field, partly offset by a provision for the loss on disposal of QHD in China.



                              2003 Dividends



   2Q    1Q    2Q                                               First Half

 2002  2003  2003   $ million                                  2003    2002

=================                                             =============

                    Dividends per ordinary share

 6.00  6.25  6.50   cents                                     12.75   11.75

3.875 3.947 4.039   pence                                     7.986   7.926



 36.0  37.5  39.0   Dividends per ADS (cents)                  76.5    70.5

-----------------------                                      --------------



BP today announced a second quarterly dividend for 2003 of 6.50 cents per ordinary share. Holders of ordinary shares will receive 4.039 pence per share and holders of American Depositary Receipts (ADRs) $0.39 per ADS share. The dividend is payable on 8 September to shareholders on the register on 15 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 September. The third quarter 2003 results and dividend will be announced on 28 October.






                                Outlook


BP Group Chief Executive, Lord Browne, concluded:


   "World economic activity has continued to grow only slowly during the second quarter, with OECD industrial production weakening. US consumer confidence remains below the levels of last June, but with some signs of modest improvement compared with the first quarter of this year. The impact of SARS was discernible in lower economic activity in the second quarter in Asia, but there are already signs that the region is recovering into the second half of the year.



   "Crude oil markets continue to be characterized by relative tightness. On the basis of preliminary estimates, OECD commercial inventories ended the quarter at the lowest seasonal level for over a decade. Crude oil prices have been well supported, averaging $26.03 per barrel (Dated Brent) in the second quarter and over $28 per barrel in July to date. The seasonal pick-up in oil demand in the second half of the year, OPEC's June production cuts and an anticipated slow recovery in Iraqi oil production point to continued price support in coming months.



   "US natural gas prices fell back in the second quarter but remained high,

   with the Henry Hub first of the month index averaging $5.40/mmbtu. Gas price differentials in the Rockies have narrowed significantly following the opening of the Kern River pipeline expansion. High prices have instigated a number of market reactions. These, together with mild weather, have led to a series of very high storage injections in recent weeks, despite falling domestic production. Prices look set to stay above residual fuel oil parity during the third quarter.



   "Refining margins have started the third quarter at similar levels to the second quarter (BP GIM $3.27/bbl) and remain firm in most regions. OECD commercial product inventories are still at five-year lows and should continue to underpin refining fundamentals in the short term.



   "The strong retail margins experienced in the second quarter have softened and are projected to revert to more typical levels in the third quarter.



   "Petrochemical margins in the first half of 2003 were above those of last year, with higher product prices for the majority of petrochemical products. Recent increases in feedstock costs and flat demand are expected to result in a challenging environment in the third quarter.



   "Consistent with our financial framework and plan for the year, we expect capital expenditure to be in the range of $14 to 14.5 billion, excluding acquisitions. As previously indicated, 2003 is expected to be the peak year for our medium term capital spending programme. The $14 to 14.5 billion range excludes the initial cash payment due on completion of the

   TNK-BP transaction, expected to complete later in the summer. In addition, subject to the trading environment, we expect to make payments of up to $2 billion to a number of the group's pension funds in the second half of 2003, and, if additional funds are available, to pursue further share buybacks. We expect gearing to return to the lower half of our 25-35% target range following these events."



     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook",

     contains forward looking statements particularly those regarding future performance, prices, margins, returns, dividends, capital expenditure,

     investments, divestments, gearing, BP's asset portfolio and changes in it, timing of pending transactions, share repurchases, and other trend projections. Forward looking statements by their nature involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply, demand and pricing; currency exchange rates;

     operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; and wars and acts of terrorism or sabotage. For more information you should refer to our

     Annual Report and Accounts 2002 and our Annual Report on Form 20-F

     filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------



BP p.l.c. and Subsidiaries



                           Summarized Group Results

 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                      ==============

       $ million                                                 $ million



  2,458   4,326   3,153  Exploration and Production           7,479   4,386

    114     194     103  Gas, Power and Renewables              297     225

    603     631     889  Refining and Marketing               1,520     671

    203     139     313  Petrochemicals                         452     279

   (128)   (165)   (134) Other businesses and corporate        (299)   (253)

-----------------------                                      --------------

                         Total replacement cost

  3,250   5,125   4,324  operating profit                     9,449   5,308

                         Profit (loss) on sale of

                           fixed assets and businesses or

    376     394     280    termination of operations (Note 4)   674     267

-----------------------                                      --------------

                         Replacement cost profit before

  3,626   5,519   4,604  interest and tax                    10,123   5,575

    525     799    (951) Stock holding gains (losses)(Note 5)  (152)    998

-----------------------                                      --------------

                         Historical cost profit before

  4,151   6,318   3,653  interest and tax                     9,971   6,573

    314     220     191  Interest expense (Note 6)              411     647

-----------------------                                      --------------

  3,837   6,098   3,462  Profit before taxation               9,560   5,926

  1,751   1,805   1,768  Taxation (Note 7)                    3,573   2,504

-----------------------                                      --------------

  2,086   4,293   1,694  Profit after taxation                5,987   3,422

     28      26      60  Minority shareholders' interest         86      68

-----------------------                                      --------------

  2,058   4,267   1,634  Profit for the period                5,901   3,354

-----------------------                                      --------------

  1,347   1,386   1,434  Distribution to shareholders         2,820   2,637

=======================                                      ==============

                         Earnings per ordinary share - cents

   9.18   19.11    7.41    Basic                              26.52   14.96

   9.13   19.05    7.39    Diluted                            26.44   14.88

=======================                                      ==============



                         Replacement Cost Results



                         Historical cost profit

  2,058   4,267   1,634   for the period                      5,901   3,354

                         Stock holding (gains) losses

   (531)   (799)    951   net of MSI                            152    (973)

-----------------------                                      --------------

                         Replacement cost profit

  1,527   3,468   2,585  for the period                       6,053   2,381

   (216)   (340)   (131) Exceptional items, net of tax         (471)   (146)

-----------------------                                      --------------

                         Replacement cost profit before

  1,311   3,128   2,454  exceptional items                    5,582   2,235

-----------------------                                      --------------

                         Earnings per ordinary share - cents

                         On replacement cost profit before

   5.85   14.01   11.08  exceptional items                    25.09    9.97

=======================                                       =============

>





                      Summarized Group Balance Sheet



                                                     30 June   31 December

                                                        2003          2002

                                                --------------------------


                                                           $ million

Fixed assets

   Intangible assets                                  13,896        15,566

   Tangible assets                                    89,285        87,682

   Investments                                        10,684        10,811

                                                     ---------------------

                                                     113,865       114,059

                                                     ---------------------

Current assets

   Stocks                                              9,759        10,181

   Debtors                                            36,892        33,150

   Investments                                           329           215

   Cash at bank and in hand                            2,115         1,520

                                                     ---------------------

                                                      49,095        45,066

Creditors - amounts falling due within one year

   Finance debt                                        5,885        10,086

   Other creditors                                    39,337        36,215

                                                     ---------------------

Net current assets (liabilities)                       3,873        (1,235)

                                                     ---------------------

Total assets less current liabilities                117,738       112,824



Creditors - amounts falling due

            after more than one year

   Finance debt                                       12,709        11,922

   Other creditors                                     3,509         3,455

Provisions for liabilities and charges

   Deferred taxation                                  14,322        13,514

   Other provisions                                   14,117        13,886

                                                     ---------------------

Net assets                                            73,081        70,047

Minority shareholders' interest - equity               1,016           638

                                                     ---------------------

BP shareholders' interest                             72,065        69,409

                                                     =====================





Movement in BP shareholders' interest:                           $ million



   At 31 December 2002                                              69,409

   Profit for the period                                             5,901

   Distribution to shareholders                                     (2,820)

   Currency translation differences (net of tax)                     1,493

   Issue of ordinary share capital for employee share schemes           81

   Repurchase of ordinary share capital                             (1,999)

                                                                    ------

   At 30 June 2003                                                  72,065

                                                                    ======






                    Summarized Group Cash Flow Statement



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                       2003     2002

=======================                                        ============

       $ million                                                 $ million

                         Net cash inflow from

  5,133   5,961   7,346  operating activities (a)           13,307    8,769

-----------------------                                     ---------------

     16      13      28  Dividends from joint ventures          41       99

-----------------------                                     ---------------

                         Dividends from

    154      55     177  associated undertakings               232      207

-----------------------                                     ---------------

                         Servicing of finance and returns

                         on investments

     57      31      52  Interest received                      83      105

   (342)   (207)   (446) Interest paid                        (653)    (651)

     58       6      42  Dividends received                     48       60

                         Dividends paid to

     (3)     (2)    (11) minority shareholders                 (13)     (16)

-----------------------                                     ---------------

                         Net cash outflow from servicing of

   (230)   (172)   (363) finance and returns on investments   (535)    (502)

-----------------------                                     ---------------

                         Taxation

   (167)   (312)   (280) UK corporation tax                   (592)    (354)

   (760)   (320) (1,573) Overseas tax                       (1,893)  (1,018)

-----------------------                                     ---------------

   (927)   (632) (1,853) Tax paid                           (2,485)  (1,372)

-----------------------                                     ---------------

                         Capital expenditure and

                         financial investment

 (2,793) (2,877) (2,760) Payments for fixed assets          (5,637)  (5,592)

                         Proceeds from the sale

    939   2,317   1,652    of fixed assets                   3,969    1,256

-----------------------                                     ---------------

                         Net cash outflow for

                         capital expenditure and

 (1,854)   (560) (1,108) financial investment               (1,668)  (4,336)

-----------------------                                      --------------

                         Acquisitions and disposals

                         Investments in associated

   (488)   (186)   (331)   undertakings                       (517)    (631)

   (139)      -    (150) Acquisitions, net of cash acquired   (150)  (1,689)

    (68)    (14)     (2) Net investment in joint ventures      (16)    (114)

                         Proceeds from the sale

  1,584     160      19  of businesses                         179    1,615

-----------------------                                     ---------------

                         Net cash (outflow) inflow for

    889     (40)   (464) acquisitions and disposals           (504)    (819)

-----------------------                                     ---------------

 (1,290) (1,397) (1,386) Equity dividends paid              (2,783)  (2,578)

-----------------------                                     ---------------

  1,891   3,228   2,377  Net cash inflow (outflow)           5,605     (532)

=======================                                     ===============



  2,017   3,593   1,355  Financing (b)                       4,948     (266)

     33      13      93  Management of liquid resources        106     (132)

   (159)   (378)    929  Increase (decrease) in cash           551     (134)

-----------------------                                     ---------------

  1,891   3,228   2,377                                      5,605     (532)

=======================                                     ===============






                            Analysis of Cash Flow

 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                       2003     2002

=======================                                      ==============

       $ million                                                 $ million

                          (a) Reconciliation of historical

                              cost profit before interest

                              and tax to net cash inflow

                              from operating activities



                          Historical cost profit before

  4,151   6,318   3,653   interest and tax                   9,971    6,573

  2,227   2,709   2,653   Depreciation and amounts provided  5,362    4,380

                          Exploration expenditure

    147      50      43     written off                         93      206

                          Share of profits of joint ventures

   (288)   (304)   (207)    and associated undertakings       (511)    (544)

   (118)    (48)   (100)  Interest and other income           (148)    (181)

                          (Profit) loss on sale of fixed

   (374)   (394)   (280)    assets and businesses             (674)    (265)

    325     202     204   Charge for provisions                406      494

   (373)   (228)   (316)  Utilization of provisions           (544)    (611)

   (807)    376     193   Decrease (increase) in stocks        569   (1,303)

 (1,614) (6,935)  3,252   (Increase) decrease in debtors    (3,683)  (2,024)

  1,857   4,215  (1,749)  Increase (decrease) in creditors   2,466    2,044

-----------------------                                     ---------------

                          Net cash inflow from

  5,133   5,961   7,346   operating activities              13,307    8,769

=======================                                     ===============



                          (b) Financing



   (752) (1,015)   (208)  Long-term borrowing               (1,223)  (2,498)

    663     403     607   Repayments of long-term borrowing  1,010      897

   (753)   (626)   (418)  Short-term borrowing              (1,044)  (4,252)

                          Repayments of short-term

  2,891   3,899     388     borrowing                        4,287    5,710

-----------------------                                     ---------------

  2,049   2,661     369                                      3,030     (143)



    (32)    (67)    (14)  Issue of ordinary share capital      (81)    (123)

                          Repurchase of ordinary

      -     999   1,000     share capital                    1,999        -

-----------------------                                     ---------------

                          Net cash outflow

  2,017   3,593   1,355   (inflow)from financing             4,948     (266)

=======================                                     ===============






                         Capital Expenditure and Acquisitions

 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============

       $ million                                                 $ million

                          By business



                          Exploration and Production

    247     196     220     UK                                  416     508

     57      51      73     Rest of Europe                      124     128

  1,077     966   1,009     USA                               1,975   2,244

  1,192     924   1,160     Rest of World(a)                  2,084   2,006

-----------------------                                      --------------

  2,573   2,137   2,462                                       4,599   4,886

-----------------------                                      --------------

                          Gas, Power and Renewables

      5       8      24     UK                                   32      21

     87      15       9     Rest of Europe(b)                    24      91

     32      38      48     USA                                  86      48

      8       7      17     Rest of World                        24      18

-----------------------                                      --------------

    132      68      98                                         166     178

-----------------------                                      --------------

                          Refining and Marketing

    100      73      66     UK                                  139     176

  2,556     104      64     Rest of Europe(c)                   168   5,288

    260     336     228     USA                                 564     563

     49      24      27     Rest of World                        51      75

-----------------------                                      --------------

  2,965     537     385                                         922   6,102

-----------------------                                      --------------

                          Petrochemicals

     17       -      30     UK                                   30      25

     60      31      21     Rest of Europe                       52     105

     55      46      95     USA                                 141      97

     38      19      52     Rest of World                        71     131

-----------------------                                      --------------

    170      96     198                                         294     358

-----------------------                                      --------------

    267      36     183   Other businesses and corporate(d)     219     319

-----------------------                                      --------------

  6,107   2,874   3,326                                       6,200  11,843

=======================                                      ==============

                          By geographical area



    400     301     361     UK                                  662     809

  2,953     202     167     Rest of Europe                      369   5,805

  1,467   1,396   1,542     USA                               2,938   2,998

  1,287     975   1,256     Rest of World                     2,231   2,231

-----------------------                                      --------------

  6,107   2,874   3,326                                       6,200  11,843

=======================                                      ==============





(a) 2Q and first half 2002 included the acquisition of an additional interest in Sidanco.



(b) 2Q and first half 2002 included the acquisition of a 5% stake in Enagas.



(c) 1Q 2002 and 2Q 2002 included the acquisition of 51% and 49% of Veba respectively.



(d) 2Q and first half 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.





                         US dollar/Sterling exchange rates



 1.46      1.60    1.62  Average rate for the period           1.61    1.44

 1.52      1.57    1.65  Period-end rate                       1.65    1.52

=======================                                       =============






               Analysis of Replacement Cost Operating Profit



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============

       $ million                                                 $ million

                          By business



                          Exploration and Production

    649   1,134     473     UK                                1,607   1,376

    172     193     141     Rest of Europe                      334     324

    771   1,805   1,441     USA                               3,246   1,093

    866   1,194   1,098     Rest of World                     2,292   1,593

-----------------------                                      --------------

  2,458   4,326   3,153                                       7,479   4,386

-----------------------                                      --------------

                          Gas, Power and Renewables

      1       3      18     UK                                   21       3

     35      (9)     (5)    Rest of Europe                      (14)     82

     13      36      85     USA                                 121     (12)

     65     164       5     Rest of World                       169     152

-----------------------                                       -------------

    114     194     103                                         297     225

-----------------------                                       -------------

                          Refining and Marketing

    (61)     26     (31)    UK                                   (5)   (185)

    249     337     423     Rest of Europe                      760     388

    279      97     323     USA                                 420     200

    136     171     174     Rest of World                       345     268

-----------------------                                       -------------

    603     631     889                                       1,520     671

-----------------------                                       -------------

                          Petrochemicals

   (10)     (34)     25     UK                                   (9)    (41)

    64       88     199     Rest of Europe                      287     111

    84       42      65     USA                                 107     107

    65       43      24     Rest of World                        67     102

-----------------------                                       -------------

   203      139     313                                         452     279

-----------------------                                       -------------

  (128)    (165)   (134)  Other businesses and corporate       (299)   (253)

-----------------------                                      --------------

 3,250    5,125   4,324                                       9,449   5,308

=======================                                      ==============



                          By geographical area



   504    1,053     363     UK                                1,416   1,034

   526      602     756     Rest of Europe                    1,358     912

 1,103    1,882   1,863     USA                               3,745   1,261

 1,117    1,588   1,342     Rest of World                     2,930   2,101

-----------------------                                      --------------

 3,250    5,125   4,324                                       9,449   5,308

=======================                                      ==============

                          Included above

    89      117     101   Share of profits of joint ventures    218     159

                          Share of profits of

   196      180     110   associated undertakings               290     384

-----------------------                                      --------------

   285      297     211                                         508     543

=======================                                      ==============






                                  Notes



1.   Turnover



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2002    2003    2003                                   2003    2002

     =======================                                 ==============

            $ million                                            $ million

                               By business

       6,539   9,068   7,433     Exploration and Production  16,501  12,177

       8,235  17,998  14,875     Gas, Power and Renewables   32,873  16,003

      31,870  41,435  36,949     Refining and Marketing      78,384  56,759

       3,584   3,938   4,003     Petrochemicals               7,941   6,226

                                 Other businesses

         136     111     129       and corporate                240     271

     -----------------------                                ---------------

      50,364  72,550  63,389                                135,939  91,436

                               Less: sales between

       6,709   8,762   7,082         businesses              15,844  11,491

     -----------------------                                ---------------

      43,655  63,788  56,307   Group excluding JVs          120,095  79,945

         404     398     364   Sales of joint ventures          762     683

     -----------------------                                ---------------

      44,059  64,186  56,671                                120,857  80,628

     =======================                                ===============

                               By geographical area



                               Group excluding JVs

      12,509  15,427  13,456     UK                          28,883  23,504

      12,219  13,022  12,206     Rest of Europe              25,228  21,338

      19,663  31,098  25,984     USA                         57,082  34,928

       8,035  13,736  12,102     Rest of World               25,838  15,019

     -----------------------                                ---------------

      52,426  73,283  63,748                                137,031  94,789

                               Less: sales between

       8,771   9,495   7,441         areas                   16,936  14,844

     -----------------------                                ---------------

      43,655  63,788  56,307                                120,095  79,945

     =======================                                ===============



2.   Replacement cost profit



     Replacement cost profits reflect the current cost of supplies.  The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.








                                  Notes



3.   Operating profits are after charging:



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Exploration expense

           4       3       2     UK                              5       10

          13       4       5     Rest of Europe                  9       36

         133      37      47     USA                            84      175

          72      68      47     Rest of World                 115      125

     -----------------------                                 --------------

         222     112     101                                   213      346

     =======================                                 ==============

                               Production taxes (a)

          90     133      58   UK petroleum revenue tax        191      153

         225     371     324   Overseas production taxes       695      409

     -----------------------                                 --------------

         315     504     382                                   886      562

     =======================                                 ==============



     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in

         Note 7.



4.   Analysis of exceptional items





         427     433     333   Exploration and Production      766      432

          (1)      -       6   Gas, Power and Renewables         6       (1)

          31     (52)    (49)  Refining and Marketing         (101)     (14)

         (85)      7       2   Petrochemicals                    9     (145)

           4       6     (12)  Other businesses and corporate   (6)      (5)

     -----------------------                                 --------------

                               Profit (loss) on sale of fixed

                               assets and businesses or

         376     394     280   termination of operations       674      267



        (160)    (54)   (149)  Taxation charge                (203)    (121)

     -----------------------                                 --------------

                               Exceptional items

         216     340     131   after taxation                  471      146

     =======================                                 ==============






                                   Notes



5.   Stock holding gains (losses)



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million



          (1)      6      (3)  Exploration and Production        3        2

           4      27     (72)  Gas, Power and Renewables       (45)       8

         444     620    (773)  Refining and Marketing         (153)     939

          78     146    (103)  Petrochemicals                   43       49

      ----------------------                                 --------------

         525     799    (951)                                 (152)     998

          (6)      -       -   Minority shareholders' interest   -       25

      ----------------------                                 --------------

         531     799    (951)                                 (152)     973

      ======================                                 ==============



6. Interest expense



         261     187     163   Group interest payable          350      528

         (25)    (34)    (43)  Capitalized                     (77)     (40)

     -----------------------                                 --------------

         236     153     120                                   273      488



          15      13      17   Joint ventures                   30       29

          21      10      12   Associated undertakings          22       45

                               Unwinding of discount

          42      44      42     on provisions                  86       85

     -----------------------                                 --------------

         314     220     191                                   411      647

     =======================                                 ==============



7.   Charge for taxation



       1,040   1,581   1,406   Current                       2,987    1,573

         711     224     362   Deferred(a)                     586      931

     -----------------------                                 --------------

       1,751   1,805   1,768                                 3,573    2,504

     =======================                                 ==============

         646     485     413   UK(a)                           898      835

       1,105   1,320   1,355   Overseas                      2,675    1,669

     -----------------------                                 --------------

       1,751   1,805   1,768                                 3,573    2,504

     =======================                                 ==============

                              (a) Includes the adjustment

                                  to the North Sea deferred

                                  tax balance for the

                                  supplementary

         355       -       -      UK corporation tax of 10%      -      355

     -----------------------                                 --------------






                                     Notes



8.   Analysis of changes in net debt



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Opening balance

      24,531  22,008  19,042   Finance debt                 22,008   21,417

       1,379   1,520   1,151   Less: Cash                    1,520    1,358

         286     215     228     Current asset investments     215      450

     -----------------------                                ---------------

      22,866  20,273  17,663   Opening net debt             20,273   19,609

     -----------------------                                ---------------

                               Closing balance

      21,409  19,042  18,594   Finance debt                 18,594   21,409

       1,284   1,151   2,115   Less: Cash                    2,115    1,284

         285     228     329   Current asset investments       329      285

     -----------------------                                ---------------

      19,840  17,663  16,150   Closing net debt             16,150   19,840

     -----------------------                                ---------------

                               Decrease (increase)

       3,026   2,610   1,513   in net debt                   4,123     (231)

     =======================                                ===============

                               Movement in cash/

        (159)   (378)    929     bank overdrafts               551     (134)

                               Increase (decrease) in

          33      13      93     current asset investments     106     (132)

                               Net cash outflow (inflow)

                                 from financing(excluding

       2,049   2,661     369     share capital)              3,030     (143)

                               Partnership interests

       1,135       -       -   exchanged for BP loan notes       -    1,135

                               Exchange of Exchangeable Bonds

                                 for Lukoil American

           -     420       -     Depositary Shares             420        -

          19      64     106   Other movements                 170       44

           -       -       -   Debt acquired                     -     (999)

     -----------------------                                 --------------

                               Movement in net debt before

       3,077   2,780   1,497     exchange effects            4,277     (229)

         (51)   (170)     16   Exchange adjustments           (154)      (2)

     -----------------------                                 --------------

                               Decrease (increase)

       3,026   2,610   1,513   in net debt                   4,123     (231)

     =======================                                 ==============



                                Notes



9.  Consolidated statement of cash flows presented on a US GAAP format



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Operating activities

       2,086   4,293   1,694   Profit after taxation         5,987    3,422

                               Adjustments to reconcile

                                 profits after tax to net

                                 cash provided by

                                 operating activities

                               Depreciation and

       2,227   2,709   2,653     amounts provided            5,362    4,380

                               Exploration expenditure

         147      50      43   written off                      93      206

                               Share of (profit) loss of

                                 joint ventures and associates

         (23)   (148)     30     less dividends received      (118)     (40)

                               (Profit) loss on sale

                                 of businesses and

        (374)   (394)   (280)    fixed assets                 (674)    (265)

                               Working capital movement

        (652) (1,475)  1,107     (see analysis below)         (368)  (1,321)

         711     224     362   Deferred taxation               586      931

          52       2    (220)  Other                          (218)     (56)

     -----------------------                                ---------------

                               Net cash provided by

       4,174   5,261   5,389   operating activities         10,650    7,257

     -----------------------                                ---------------



                               Investing activities

      (2,818) (2,911) (2,803)  Capital expenditures         (5,714)  (5,632)

                               Acquisitions, net of

        (139)      -    (150)    cash acquired                (150)  (1,689)

                               Investment in

        (488)   (186)   (331)    associated undertakings      (517)    (631)

                               Net investment in

         (68)    (14)     (2)  joint ventures                  (16)    (114)

                               Proceeds from

       2,523   2,477   1,671     disposal of assets          4,148    2,871

     -----------------------                                 --------------

                               Net cash used in

        (990)   (634) (1,615)  investing activities         (2,249)  (5,195)

     -----------------------                                 --------------






                                    Notes



9. Consolidated statement of cash flows presented on a US GAAP format

   (continued)



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2002    2003    2003                                  2003     2002

     =======================                                  =============

            $ million                                           $ million

                               Financing activities

                               Net proceeds from shares

          32    (932)   (986)    issued (repurchased)       (1,918)     123

                               Proceeds from

         752   1,015     208     long-term financing         1,223    2,498

                               Repayments of

        (663)   (403)   (607)    long-term financing        (1,010)    (897)

                               Net (decrease) increase

      (2,138) (3,273)     30    in short-term debt          (3,243)  (1,458)

                               Dividends paid

      (1,290) (1,397) (1,386)  - BP shareholders            (2,783)  (2,578)

          (3)     (2)    (11)  - Minority shareholders         (13)     (16)

     -----------------------                                  -------------

                               Net cash used in

      (3,310) (4,992) (2,752)  financing activities         (7,744)  (2,328)

     -----------------------                                 --------------

                               Currency translation

                                 differences relating to

          30       9      43     cash and cash equivalents      52       27

     -----------------------                                 --------------

                               Increase (decrease) in

         (96)   (356)  1,065   cash and cash equivalents       709     (239)



                               Cash and cash equivalents

       1,665   1,735   1,379     at beginning of period      1,735    1,808

     -----------------------                                 --------------

                               Cash and cash equivalents

       1,569   1,379   2,444     at end of period            2,444    1,569

     -----------------------                                 --------------



                               Analysis of working

                                 capital movement



                               Decrease (increase)

        (807)     376    193     in stocks                     569   (1,303)

                               (Increase) decrease

      (1,691)  (6,946) 3,234     in debtors                 (3,712)  (2,134)

                               Increase (decrease)

       1,846    5,095 (2,320)    in creditors                2,775    2,116

     -----------------------                                 --------------

                                Total working

        (652)  (1,475) 1,107      capital movement            (368)  (1,321)

     =======================                                 ==============






                                 Notes



10. Ordinary shares



        Second       First      Second

       Quarter     Quarter     Quarter                         First Half

          2002        2003        2003                      2003        2002

    ==================================                      ================

             (shares thousand)                             (Shares thousand)

                                        Shares in

                                        issue at period

    22,463,182  22,241,895  22,101,622  end (a)       22,101,622  22,463,182

                                        Average number

                                        of shares

                                        outstanding

    22,426,830  22,326,486  22,164,026  (b)           22,244,797  22,414,904

    ----------------------------------                ----------------------



    (a) Each BP ADS represents six BP Ordinary Shares.

    (b) Excludes shares held by the Employee Share Ownership Plans.



11.  Statutory accounts



     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2002 group accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.




                              Contacts



                               London                    New York

                               -------------------       ----------------



Press                          Roddy Kennedy             Ian Fowler
Office                         +44 (0)20 7496 4624       +1 212 451 8008



Investor                       Fergus McLeod             Terry LaMore
Relations                      +44 (0)20 7496 4717       +1 212 451 8034



http://www.bp.com/investors




BP p.l.c.

Group Results

Second Quarter and Half Year 2003



                                                         London 29 July 2003





                       INVESTOR RELATIONS SUPPLEMENT






REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR SPECIAL ITEMS(a) AND ACQUISITION AMORTIZATION(b)





 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          $ million



                          Exploration and Production

    768   1,220     519     UK                                1,739   1,577

    172     193     141     Rest of Europe                      334     324

  1,047   2,145   1,698     USA                               3,843   1,712

    902   1,330   1,231     Rest of World                     2,561   1,676

-----------------------                                      --------------

  2,889   4,888   3,589                                       8,477   5,289

-----------------------                                      --------------

                          Gas, Power and Renewables

      1       3      18     UK                                   21       3

     35      (9)     (5)    Rest of Europe                      (14)     82

     13      36      85     USA                                 121     (12)

     65     164       5     Rest of World                       169     152

-----------------------                                      --------------

    114     194     103                                         297     225

-----------------------                                      --------------

                          Refining and Marketing

     39     136      79     UK                                  215      12

    272     355     464     Rest of Europe                      819     437

    238     192     418     USA                                 610     255

    136     171     174     Rest of World                       345     268

-----------------------                                      --------------

    685     854   1,135                                       1,989     972

-----------------------                                      --------------

                          Petrochemicals

     12     (34)     25     UK                                   (9)    (19)

     80      88     199     Rest of Europe                      287     129

     89      42      60     USA                                 102     142

     65      43      24     Rest of World                        67     102

-----------------------                                      --------------

    246     139     308                                         447     354

-----------------------                                      --------------

                          Other businesses and corporate

    (75)    (76)   (122)    UK                                 (198)   (119)

      6      (7)     (2)    Rest of Europe                       (9)      7

    (44)    (98)    (51)    USA                                (149)   (127)

    (15)     16      41     Rest of World                        57     (14)

-----------------------                                      --------------

   (128)   (165)   (134)                                       (299)   (253)

-----------------------                                      --------------

  3,806   5,910   5,001                                      10,911   6,587

=======================                                      ==============



(a)  The special items refer to non-recurring charges and credits. The special items for the second quarter are restructuring costs in

     Exploration and Production, Veba integration costs in Refining and

     Marketing, and a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals.

(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.






PER SHARE AMOUNTS



     Second       First      Second

    Quarter     Quarter     Quarter                            First Half

       2002        2003        2003                         2003        2002

===================================                   ======================



                                     Shares in issue

                                      at period

 22,463,182  22,241,895  22,101,622   end (thousand)  22,101,622  22,463,182

                                     - ADS equivalent

  3,743,864   3,706,983   3,683,604   (thousand)       3,683,604   3,743,864

                                     Average number

                                      of shares

                                      outstanding

 22,426,830  22,326,486  22,164,026  (thousand)*      22,244,797  22,414,904

                                     - ADS equivalent

  3,737,805   3,721,081   3,694,004   (thousand)       3,707,466   3,735,817

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit after

                                      exceptional

      1,527       3,468       2,585   items ($m)           6,053       2,381

                                     cents/ordinary

       6.81       15.53       11.68   share                27.21       10.62

       0.41        0.93        0.70  dollars/ADS            1.63        0.64

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit before

                                      exceptional

      1,311       3,128       2,454   items ($m)           5,582       2,235

                                     cents/ordinary

       5.85       14.01       11.08   share                25.09        9.97

       0.35        0.84        0.67  dollars/ADS            1.51        0.60

-----------------------------------                   ----------------------

                                     Pro forma result

                                      adjusted for special

      2,199       3,729       3,115   items ($m)           6,844       3,781

       9.80       16.70       14.06  cents/ordinary share  30.76       16.86

       0.59        1.00        0.85  dollars/ADS            1.85        1.01

-----------------------------------                   ----------------------



* Excludes shares held by the Employee Share Ownership Plans.



ACQUISITION AMORTIZATION BY BUSINESS



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          $ million



                          Exploration and Production

     37      33      34     UK                                   67      69

    268     259     257     USA                                 516     549

     36     131     133     Rest of World                       264      68

-----------------------                                       -------------

    341     423     424                                         847     686

-----------------------                                       -------------

                          Refining and Marketing

    100     110     110     UK                                  220     197

     96      95      95     USA                                 190     192

-----------------------                                       -------------

    196     205     205                                         410     389

-----------------------                                       -------------

    537     628     629   Total acquisition amortization      1,257   1,075

=======================                                       =============






SPECIAL ITEMS BY BUSINESS (PRE-TAX)



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          $ million



                          Exploration and Production

     82      53      12     UK                                   65     132

      -       -       -     Rest of Europe                        -       -

      8      81       -     USA                                  81      70

      -       5       -     Rest of World                         5      15

-----------------------                                       -------------

     90     139      12                                         151     217

-----------------------                                       -------------

                          Gas, Power and Renewables

      -       -       -     UK                                    -       -

      -       -       -     Rest of Europe                        -       -

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -       -       -                                           -       -

-----------------------                                       -------------

                          Refining and Marketing

      -       -       -     UK                                    -       -

     23      18      41     Rest of Europe                       59      49

   (137)      -       -     USA                                   -    (137)

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

   (114)     18      41                                          59     (88)

-----------------------                                       -------------

                          Petrochemicals

     22       -       -     UK                                    -      22

     16       -       -     Rest of Europe                        -      18

      5       -      (5)    USA                                  (5)     35

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

     43       -      (5)                                         (5)     75

-----------------------                                       -------------

                          Other businesses and corporate

      -       -       -     UK                                    -       -

      -       -       -     Rest of Europe                        -       -

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -       -       -                                           -       -

-----------------------                                       -------------

     19     157      48   Total                                 205     204

=======================                                       =============






PRODUCTION AND REALIZATIONS



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============

                          Production

                          Crude oil (mb/d) (net of royalties)

    457     442     325     UK                                  383     457

    102      90      80     Rest of Europe                       85     100

    605     606     569     USA                                 588     594

    644     692     738     Rest of World                       715     630

-----------------------                                       -------------

  1,808   1,830   1,712     Total crude oil production        1,771   1,781

=======================                                       =============

                          Natural gas liquids (mb/d) (net of royalties)

     24      29      18     UK                                   24      24

      6       5       5     Rest of Europe                        5       6

    186     167     144     USA                                 155     181

     28      32      32     Rest of World                        32      28

-----------------------                                       -------------

                            Total natural gas

    244     233     199       liquids production                216     239

=======================                                       =============

                          Liquids (b)(mb/d) (net of royalties)

    481     471     343     UK                                  407     481

    108      95      85     Rest of Europe                       90     106

    791     773     713     USA                                 743     775

    672     724     770     Rest of World                       747     658

-----------------------                                       -------------

  2,052   2,063   1,911     Total liquids production          1,987   2,020

=======================                                       =============

                          Natural gas (a) (mmcf/d) (net of royalties)

  1,602   1,798   1,407     UK                                1,602   1,615

    157     131     103     Rest of Europe                      117     159

  3,565   3,437   3,145     USA                               3,290   3,563

  3,343   3,651   3,784     Rest of World                     3,718   3,369

-----------------------                                       -------------

  8,667   9,017   8,439     Total natural gas production      8,727   8,706

=======================                                       =============

                          Average realizations

                          Crude oil ($/bbl)

  25.15   31.16   25.16     UK                                28.60   23.09

  24.53   31.74   27.09     USA                               29.48   21.86

  22.75   29.91   24.16     Rest of World                     26.90   20.92

  24.27   31.07   25.73     BP Average                        28.50   22.07

=======================                                       =============

                          Natural gas liquids ($/bbl)

  13.95   23.28   11.97     UK                                18.86   14.08

  11.91   18.26   17.80     USA                               18.05   11.12

  13.63   23.05   20.16     Rest of World                     21.63   12.73

  12.40   19.82   17.49     BP Average                        18.76   11.77

=======================                                       =============

                          Liquids (b) ($/bbl)

  24.59   30.67   24.45     UK                                28.04   22.59

  21.81   29.36   25.61     USA                               27.55   19.61

  22.20   29.48   23.93     Rest of World                     26.58   20.43

  22.81   29.82   24.90     BP Average                        27.47   20.81

=======================                                       =============

                          Natural gas ($/mcf)

   2.50    3.32    2.84     UK                                 3.11    2.81

   2.76    5.27    4.52     USA                                4.91    2.44

   2.04    2.70    2.53     Rest of World                      2.63    1.98

   2.45    3.87    3.39     BP Average                         3.64    2.36

=======================                                       =============



(a)  Natural gas is converted to oil equivalent at 5.8 billion cubic feet =

     1 million barrels.

(b)  Crude oil and natural gas liquids.






RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization      Items(a)    items

                              ==============================================

1Q 2003

Exploration and Production       4,326           423        139       4,888

Gas, Power and Renewables          194             -          -         194

Refining and Marketing             631           205         18         854

Petrochemicals                     139             -          -         139

Other businesses & corporate      (165)            -          -        (165)

                              ----------------------------------------------

RC operating profit              5,125           628        157       5,910

                              ----------------------------------------------

Interest expense                  (220)            -          -        (220)

Taxation                        (1,751)            -       (184)     (1,935)

MSI                                (26)            -          -         (26)

                             ----------------------------------------------

RC profit before

 exceptional items               3,128           628        (27)      3,729

                                           ================================

Exceptional items before tax       394

Taxation on exceptional items      (54)

                                 -----

RC profit after

 exceptional items               3,468

Stock holding gains (losses)       799

                                 -----

HC profit                        4,267

                                 =====



2Q 2002

Exploration and Production       2,458           341         90       2,889

Gas, Power and Renewables          114             -          -         114

Refining and Marketing             603           196       (114)        685

Petrochemicals                     203             -         43         246

Other businesses & corporate      (128)            -          -        (128)

                              ----------------------------------------------

RC operating profit              3,250           537         19       3,806

                              ----------------------------------------------

Interest expense                  (314)            -          -        (314)

Taxation                        (1,591)            -        348      (1,243)

MSI                                (34)            -        (16)        (50)

                             ----------------------------------------------

RC profit before

 exceptional items               1,311           537        351       2,199

                                           ================================

Exceptional items before tax       376

Taxation on exceptional items     (160)

                                 -----

RC profit after

 exceptional items               1,527

Stock holding gains (losses)       531

                                 -----

HC profit                        2,058

                                 =====



(a) The special items for the first quarter 2003 are restructuring and impairment charges in Exploration and Production, Veba integration costs in Refining and Marketing and tax restructuring benefits.  The special items in the second quarter 2002 comprise restructuring charges for

    Exploration and Production and Petrochemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdolchemie integration costs and an adjustment to the North Sea deferred tax balance for the supplementary

    UK corporation tax rate.






RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization      Items(a)    items

                              ==============================================

1H 2003

Exploration and Production       7,479           847        151       8,477

Gas, Power and Renewables          297             -          -         297

Refining and Marketing           1,520           410         59       1,989

Petrochemicals                     452             -         (5)        447

Other businesses & corporate      (299)            -          -        (299)

                              ----------------------------------------------

RC operating profit              9,449         1,257        205      10,911

                              ----------------------------------------------

Interest expense                  (411)            -          -        (411)

Taxation                        (3,370)            -       (200)     (3,570)

MSI                                (86)            -          -         (86)

                             ----------------------------------------------

RC profit before

 exceptional items               5,582         1,257          5       6,844

                                           ================================

Exceptional items before tax       674

Taxation on exceptional items     (203)

                                 -----

RC profit after

 exceptional items               6,053

Stock holding gains (losses)      (152)

                                 -----

HC profit                        5,901

                                 =====



1H 2002

Exploration and Production       4,386           686        217       5,289

Gas, Power and Renewables          225             -          -         225

Refining and Marketing             671           389        (88)        972

Petrochemicals                     279             -         75         354

Other businesses & corporate      (253)            -          -        (253)

                              ----------------------------------------------

RC operating profit              5,308         1,075        204       6,587

                              ----------------------------------------------

Interest expense                  (647)            -          -        (647)

Taxation                        (2,383)            -        283      (2,100)

MSI                                (43)            -        (16)        (59)

                             ----------------------------------------------

RC profit before

 exceptional items               2,235         1,075        471       3,781

                                           ================================

Exceptional items before tax       267

Taxation on exceptional items     (121)

                                 -----

RC profit after

 exceptional items               2,381

Stock holding gains (losses)       973

                                 -----

HC profit                        3,354

                                 =====



(a) The special items for the first half 2003 comprise restructuring and impairment charges in Exploration and Production, Veba integration costs in Refining and Marketing, a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals and tax restructuring benefits. The special items for the first half 2002 comprise restructuring charges for Exploration and Production and

    Petrochemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdolchemie integration costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.






REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR

NON-CASH CHARGES AND CERTAIN OTHER ITEMS





 Second   First  Second

Quarter Quarter Quarter                                          First Half

   2002    2003    2003                                         2003    2002

=======================                                        =============



                         $ million



                         Replacement cost operating profit

  3,250   5,125   4,324  (reported) (a)                        9,449   5,308

  2,227   2,709   2,653  Depreciation and amounts provided (b) 5,362   4,380

    147      50      43  Exploration expenditure written off      93     206

                         Dividends from JVs and associates

   (115)   (229)     (6)  less share of RCOP                    (235)   (237)

     (3)     (2)    (11) Dividends paid to minority shareholders (13)    (16)

    (48)    (26)   (112) Adjust provisions to cash basis (c)    (138)   (117)

                         Adjust interest and other income

     (3)    (11)     (6)  to cash basis (d)                      (17)    (16)

-----------------------                                        -------------

  5,455   7,616   6,885                                       14,501   9,508

   (887)   (650) (1,861) Tax paid adjusted for certain items* (2,511) (1,479)

-----------------------                                        -------------

  4,568   6,966   5,024  Adjusted RCOP after tax paid         11,990   8,029

-----------------------                                        -------------

                         * Calculation of tax paid adjusted

                             for certain items

   (927)   (632) (1,853) Cash tax paid                        (2,485) (1,372)

    160      54     149  Tax charge on exceptional items         203     121

   (120)    (72)   (157) Tax shield assumption +                (229)   (228)

-----------------------                                        -------------

   (887)   (650) (1,861)                                      (2,511) (1,479)

-----------------------                                        -------------

                         + Calculation of tax shield assumption

   (342)   (207)   (446)   Interest paid                        (653)   (651)

     35%     35%     35%   Tax rate assumption (e)                35%    35%

-----------------------                                        -------------

   (120)    (72)   (157)                                        (229)   (228)

-----------------------                                        -------------





(a)  Total replacement cost operating profit is before exceptional items,

     stock holding gains and losses and interest expense.

(b)  Includes depreciation and amortization relating to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah

     Castrol acquisitions.

(c)  Calculated as the net of charge for provisions and utilization of provisions.

(d)  Calculated as interest and other income, less interest received and dividends received from the group cash flow statement.

(e)  Deemed tax rate for tax shield adjustment is equal to the US statutory tax rate.






RETURN ON AVERAGE CAPITAL EMPLOYED



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============


                          $ million



                          Replacement cost basis

  1,311   3,128   2,454   RC profit before exceptional items  5,582   2,235

    153      99      78   Interest +                            177     317

     34      26      60   Minority shareholders' interest        86      43

-----------------------                                      --------------

  1,498   3,253   2,592   Adjusted RC profit                  5,845   2,595

=======================                                      ==============



 90,774  91,610  91,420   Average capital employed           91,865  88,356

    6.6%   14.2%   11.3%  ROACE - replacement cost basis       12.7%    5.9%

-----------------------                                       -------------

                          Pro forma basis

  1,498   3,253   2,592   Adjusted RC profit                  5,845   2,595

    537     628     629   Acquisition amortization            1,257   1,075

    367     (27)     32   Special items (post-tax)                5     487

 90,774  91,610  91,420   Average capital employed           91,865  88,356

                          Average capital employed

 18,163  15,940  14,839     acquisition adjustment           15,571  18,455

-----------------------                                       -------------

                          Average capital employed

 72,611  75,670  76,581     (pro forma basis)                76,294  69,901

                          ROACE - Pro forma basis

   13.2%   20.4%   17.0%    adjusted for special items         18.6%   11.9%

-----------------------                                        ------------

                          Historical cost basis

                          Historical cost profit (loss)

  2,058   4,267   1,634     after exceptional items           5,901   3,354

    153      99      78   Interest +                            177     317

     28      26      60   Minority shareholders' interest        86      68

-----------------------                                      --------------

  2,239   4,392   1,772   Adjusted historical cost profit     6,164   3,739

=======================                                      ==============

 90,774  91,610  91,420   Average capital employed           91,865  88,356

    9.9%   19.2%    7.8%  ROACE - historical cost basis        13.4%    8.5%



+  Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.



NET DEBT RATIO - NET DEBT: NET DEBT + EQUITY



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2002    2003    2003                                        2003    2002

=======================                                       =============


                          $ million



 21,409  19,042  18,594   Gross debt                         18,594  21,409

  1,569   1,379   2,444   Cash and current asset investments  2,444   1,569

-----------------------                                      --------------

 19,840  17,663  16,150   Net debt                           16,150  19,840

=======================                                       =============

 68,126  72,123  73,081   Equity                             73,081  68,126

     23%     20%     18%  Net debt ratio                         18%     23%

-----------------------                                      --------------

 18,028  15,208  14,469   Acquisition adjustment             14,469  18,028

-----------------------                                      --------------

     28%     24%     22%  Net debt ratio - pro forma basis       22%     28%

=======================                                      ==============


                                       SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 July, 2003                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary